UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January, 2020

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jeusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On January 16, 2020, BiondVax Pharmaceuticals Ltd. executed an amendment to the warrant agent agreement with the Bank of New York Mellon permitting holders of all outstanding warrants of the Company issued to investors in connection with its initial public offering on Nasdaq to exercise their warrants on a cashless exercise basis. A copy of the amendment to the warrant agent agreement, the notice provided to holders of warrants of the Company and the related press release are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Amendment No. 1 to ADS Warrant Agent Agreement
99.2	Notice to Holders of Warrants
99.3	Press Release dated January 16, 2020

Exhibits 99.1 and 99.2 of this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-201283).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: January 16, 2020	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

2